Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following email was sent to employees of Crosstex Energy, Inc. on October 21, 2013:

Subject Line: Devon combines midstream assets with Crosstex to form new company!

To all of Crosstex,

I am pleased to announce that we have reached an agreement to combine substantially all of Devon’s U.S. midstream assets with Crosstex to create one of the best positioned companies in the U.S. with approximately $700 million of EBITDA — more than double the size of Crosstex today.  The New Company, which will be named prior to the closing of the transaction, will maintain Crosstex’s headquarters in Dallas.  It will be led by our management team with the addition of one Devon executive.  I will continue to serve as President and CEO.

This is an exciting and transformative transaction for Crosstex.  We could not have gotten to where we are today without your hard work and dedication, and you should each be proud of this accomplishment, which will make us a bigger company that is even better at what we do!

With the combination of Devon and Crosstex’s extensive midstream systems, including gathering transportation pipelines, and processing, fractionation and logistics assets, the New Company will have increased scale and a diverse asset base, along with an enhanced focus on liquids growth opportunities.  Our customers will benefit from access to a significant new asset base including the Barnett Shale, Permian Basin, Cana and Arkoma Woodford, Eagle Ford, Gulf Coast, Utica and Marcellus.  Our equity holders will benefit from strong growth of distributions and dividends for many years to come, driven by the New Company’s larger footprint, significant organic growth opportunities, and increased stability of cash flows through fee-based services.  Furthermore, the New Company’s strong financial foundation will enable us to pursue additional opportunities over and above the more than $1 billion of growth projects we currently have underway.

For employees, I encourage you to continue doing what you do best and what Devon recognizes us for — serving our customers with excellence.  Employees of the New Company will benefit from working for a larger and stronger MLP, which we expect to result in greater opportunities going forward.  Crosstex and Devon have similar cultures and values, so we expect this to be a smooth transition.  Together we are creating a great company focused on customer service, commercial development and safety, with the values of excellence, engagement, ethics and teamwork — the very pillars that have made our company successful today.

Many of you are already familiar with Devon as a major customer of Crosstex.  As a leading oil and gas producer in the U.S. with a growing upstream development portfolio, Devon will become our largest customer.  We have a long and successful history of working closely together and we share a commitment to safe, efficient operations with excellent customer service.  We also share the belief that an organization is only as good as its people, and this combination brings together two highly-skilled workforces with a significant track record of creating value in the midstream industry.

This combination will take place through a series of transactions, following approval by Crosstex’s shareholders, as well as customary regulatory approvals and closing conditions.  The transaction is expected to be completed in the first quarter of 2014.  Until that time, it is business as usual for both Crosstex and Devon, and we will continue to operate as separate, independent companies.

We understand that you will have many questions about what this announcement means for you.  I hope you will join me on the All Employee Call at 11:30 a.m. CT today to discuss this announcement in greater detail.

You can access the call by dialing 1-866-825-1709, passcode: 95783499.  For all those employees who cannot join the call, a replay will be accessible at 1-888-286-8010, passcode: 41528541. Finally, today’s announcement may lead to increased interest in Crosstex from the media and other interested third parties.  It is important that we speak with one voice, so if you receive any investor or media inquiries, please refer them to Jill McMillan, phone 214-721-9271 or email: jill.mcmillan@crosstexenergy.com.  If you have questions, please do not hesitate to reach out to your Crosstex Management Team (CMT) leader.

Thank you for your continued focus and dedication as we work to create a larger and stronger midstream company.  I hope you share our excitement about the combination of our two great companies and our future together.

Sincerely,

Barry Davis

President and CEO

Crosstex Energy

Additional Information and Where to Find It

In connection with the proposed merger, the General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC.  These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.